White Knight Resources Ltd.
 Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

WHITE KNIGHT COMMENCES NINE PROPERTY DRILL PROGRAM

Vancouver, British Columbia
White Knight Resources Ltd. (TSXV – WKR)
June 1, 2005

White Knight Resources Ltd. is pleased to announce that the 2005 drilling season in Nevada is underway. Given the highly prospective nature of the Cortez Trend, an exceptionally intense drill season is expected. Due to the increased demands on the drilling industry in Nevada, drill rig availability has been somewhat behind schedule.

The following timeline is the Company’s best estimation of the 2005 schedule for the nine properties to be drilled:

Slaven Canyon Project, Cortez Trend

The Company is scheduled to commence drilling in the first week of June 2005 with the first of two rigs. The second rig is due to arrive at Slaven Canyon on June 25, 2005. The total drilling in this initial phase is estimated at 15,000 feet in 7 or 8 holes.

McClusky Pass Project, Cortez Trend

The Company is scheduled to commence drilling the first of five holes on July 25, 2005.

Gold Bar District, Cortez Trend

The Company is scheduled to commence drilling 18,000 feet in 30 holes on two prospect areas, Cottonwood and Gold Pick, on August 15, 2005.

Fye Canyon Project, Cortez Trend

Teck Cominco American Incorporated holds an option to earn an interest in this property and intends to drill 10,000 feet in 7 or 8 holes and is expected to commence July 20, 2005.

Celt Project, Cortez Trend

Teck Cominco American Incorporated holds an option to earn an interest in this property and intends to drill 10,000 feet in 10 to 12 holes and is expected to commence September 1, 2005.

White Knight Resources Ltd.
News Release – June 1, 2005
...page 2

Indian Ranch Project, Cortez Trend

Placer Dome U.S. Inc. holds an option to earn an interest in this property with an obligation for 2005 of a minimum 5,000 feet of drilling. The Company has yet to receive a drill schedule from Placer Dome.

New Pass Project, Austin Lovelock Trend

Bonaventure Enterprises Inc holds an option to earn an interest in this property and intends to drill 5,000 feet of RC drilling and 1,000 feet of core drilling over a total of 10 to 20 angle holes commencing in early July 2005.

Squaw Creek Project, Carlin Trend

This project is also joint-ventured with Bonaventure Enterprises Inc. The planned program for 2005 includes 6,500 feet of drilling in 4 to 6 holes.

About White Knight:

White Knight is a gold exploration company active in generating and exploring mineral prospects in Nevada, USA. The Company currently controls the second largest land holding in the Cortez Trend of Nevada. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. The total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet on nine properties.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.